[Ameritas Variable Life Insurance Company LOGO]

                                                                 5900 "O" Street
                                                               Lincoln, NE 68510

September 29, 2006

                                           (Transmitted via EDGAR on 09/29/2006)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0506

RE:    Ameritas Variable Life Insurance Company Separate Account VA-2,
       SEC File No. 811-5192
       Form N-4 Registration No. 333-114976
       Request for Withdrawal of Registration Statement, Pursuant to Rule 477

Ladies and Gentlemen:

Ameritas Variable Life Insurance Company Separate Account VA-2 ("Registrant") requests withdrawal of Registration No. 333-114976 on Form N-4, pursuant to the Securities Act of 1933, as Amended ("1933 Act") and Rule 477 thereunder.

Filing history for Registration No. 333-114976 includes the following: The initial Registration Statement on Form N-4 was submitted to the Securities and Exchange Commission ("SEC") electronically on April 29, 2004. The SEC accepted the submission and assigned Accession Number 0000814848-04-000014. On June 9, 2004, the Registrant filed a pre-effective amendment on Form N-4 and the SEC declared the registration effective. Subsequent filings for this registration include a Rule 485(b) post-effective amendment filed April 15, 2005 and Rule 497(e) supplements filed on June 28, 2004, September 26, 2005, September 30, 2005, March 16, 2006, and April 24, 2006.

No securities were sold in connection with this offering. The original business purpose for this variable annuity no longer exists and no similar business is anticipated. The Registrant has determined that it is no longer efficient to maintain this inactive registration and that it is in the best interests of the Registrant and the public that the product be withdrawn. Therefore, the Registrant requests withdrawal of the Registration Statement for File No. 333-114976, pursuant to the 1933 Act and Rule 477.

Please accept our sincere apologies for any inconvenience we may have caused the SEC by filing the registration. If you have any questions or comments with respect to this request for withdrawal, please telephone Sally Bredensteiner at 402-467-7894.

Sincerely,

/s/ Robert G. Lange

Robert G. Lange
Vice President, Secretary, & General Counsel

cc:      Sally Samuel, Senior Counsel
         Office of Insurance Products
         Division of Investment Management
         Securities and Exchange Commission
         100 F Street NE
         Washington, D.C.  20549